UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F,

Tower 1, Harbour Centre

1 Hok Cheung Street,

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Departure and Appointment of a Director

Resignation and Appointment of an Independent Director

On June 13, 2025, Ms. Wai Yan Chan notified OneConstruction Group Limited (the “Company”) of her resignation as a director and member of the audit committee, compensation committee and nominating and corporate governance committee, effective June 13, 2025. Ms. Chan has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Ms. Chan’s departure, on June 13, 2025, the board of directors of the Company (the “Board”) appointed Ms. Suet In Chung as an independent director of the Company, a member of each of the nominating and corporate governance committee, audit committee, and compensation committee, and the chairperson of the compensation committee. The Company has determined that Ms. Chung satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board has also determined that Ms. Chung qualifies as an audit committee financial expert under the rules of the U.S. Securities and Exchange Commission and as a financially sophisticated audit committee member under the Nasdaq listing rules. The biographical information of Ms. Suet In Chung is set forth below.

Ms. Suet In Chung, age 30, has worked as an Auditor at Nortik Partners & Co. since 2021. She worked as an Audit Senior at Privatco CPA Limited from 2019 to 2021 and as an Audit Semi-Senior at Robert Chui CPA Limited between 2015 and 2019. Ms. Chung holds a Higher Diploma in Accounting from The University of Hong Kong School of Professional and Continuing Education.

Ms. Chung does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025

OneConstruction Group Limited

By:	/s/ Ka Chun Gordon Li
Name:	Ka Chun Gordon Li
Title:	General Manager

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